UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

ON Semiconductor Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-39317	36-3840979
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5701 N. Pima Road Scottsdale, Arizona	85250
(Address of principal executive offices)	(Zip Code)

Paul Dutton
(602) 244-6600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Item 1.01.	Conflict Minerals Disclosure and Report

Pursuant to Section 13(p) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13p-1 thereunder, which implements Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Section 13(p) of the Exchange Act, Rule 13p-1 thereunder and Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act collectively, the “Conflict Minerals Regulations”), ON Semiconductor Corporation (the “Company”) is required to make certain inquiries and perform certain due diligence with respect to any “conflict minerals” (as defined in the Conflict Minerals Regulations) that are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company or any of its subsidiaries.

Conflict minerals are necessary for the functionality of certain of the Company’s products. As required by the Conflict Minerals Regulations, the Company has conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals contained in its products originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources. Based on its RCOI, the Company was unable to reasonably conclude that all of the conflict minerals contained in its products did not originate in the Democratic Republic of the Congo or an adjoining country or come from recycled or scrap sources. Therefore, the Company was required to exercise due diligence on the source and chain of custody of its conflict minerals in accordance with the Conflict Minerals Regulations and to file a conflict minerals report.

Conflict Minerals Disclosure

The Company’s conflict minerals report for the year ended December 31, 2025 (the “CMR”) is attached to this Specialized Disclosure Report on Securities and Exchange Commission Form SD (this “Form SD”) as Exhibit 1.01 and is incorporated into this Form SD by reference. The CMR is also publicly available on the Company’s website at https://www.onsemi.com/company/environmental-social-and-governance/social-responsibility. The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD or into the CMR, nor are they deemed “filed” with the U.S. Securities and Exchange Commission pursuant to the Exchange Act or the Securities Act of 1933, as amended.

Item 1.02.	Exhibit

Information concerning conflict minerals required by the Conflict Minerals Regulations is included in Exhibit 1.01 to this Form SD.

SECTION 3. EXHIBITS

Item 3.01.	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2025 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ON SEMICONDUCTOR CORPORATION
(Registrant)

Date: May 18, 2026	By:	/s/ PAUL DUTTON
	Name:	Paul Dutton
	Title:	Senior Vice President, Chief Legal Officer and Secretary